UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022.

Commission File Number: 001-39904

HUADI International group Co., Ltd.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On September 23, 2022 local time (September 22, 2022 EST), Huadi International Group Co. Ltd. (the “Company”) held its 2022 annual meeting of shareholders (the “Annual Meeting”). Holders of 10,000,000 ordinary shares of the Company were present in person and 82,263 ordinary shares of the Company were present by proxy at the annual meeting, representing approximately 76.15% of the total 13,239,182 outstanding ordinary shares and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of August 24, 2022. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Di Wang, Jueqin Wang, He Huang, Jiancong Huang and Songlin Li as directors to serve for a one-year term that expires at the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal; and

2.	To ratify the appointment of TPS Thayer, LLC as the Company’s independent registered public accountants for the fiscal year ending September 30, 2022.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Withheld
Election of Directors
Di Wang	10,082,261	2
Jueqin Wang	10,082,261	2
He Huang	10,082,261	2
Jiancong Huang	10,068,642	13,621
Songlin Li	10,082,261	2

	For	Against	Abstain
Ratification of Appointment of Independent registered public accounting firm	10,082,260	3	0

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release, dated September 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2022	HUADI INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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